

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 23, 2010

Mr. Mark T. Brown
Chief Financial Officer
Portal Resources Ltd.
Suite 750-625 Howe Street
Vancouver, British Columbia
Canada V6C2T6

> **Re:** **Portal Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed January 19, 2010**
> **Response submitted March 12, 2010**
> **File No. 000-51352**

Dear Mr. Brown:

We have reviewed your filing and response material and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2009

General

1. We have reviewed the response material you provided on March 12, 2010, including the draft amendment to your Form 20-F, and determined that this material is not sufficient and does not reflect an informed reading of the comments in our letter dated February 18, 2010 or the applicable disclosure requirements. Further, your responses to our comments should be dated and submitted in letter format. We reissue prior comments 1, 2, 3, 4 and 5.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. You may contact me at (202) 551-3686 with any questions.

Sincerely,

Karl Hiller
Branch Chief